May 4, 2005




via facsimile and U.S. mail

Mr. W. Pierce Carson
President and Chief Executive Officer
Azco Mining Inc.
7239 N. El Mirage Road
Glendale, AZ 85307


	Re:	Azco Mining Inc.
		10-K for the fiscal year ended June 30, 2003
		Supplemental response dated April 13, 2005
      File No. 001-12974


Dear Mr. Carson:

      We have read your filings and supplemental responses and have the following additional accounting comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






10-K for the fiscal year ended June 30, 2003

General

1. You did not electronically file your response letter dated
April
13, 2005, as required by Subparts 232.100 and 232.101 of Regulation
S-T. Please electronically file your response letter, as well as all future correspondence.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

		Results of Operations

2. We note your response to prior comment #3 and the proposed changes to the amended 2003 Form 10-K provides a general statement that the results of operations reflect under-capitalization of the project, and that you expect the results of operations realized in 2003 and 2002 to continue in the foreseeable future. In addition to the proposed changes already made, if and when you obtain financing to resume operations, you should provide specific discussion surrounding management`s expectations for the specific areas addressed in MD&A.
For example, provide specific factors management is aware of that could positively or negatively affect the amount of sales and ongoing expenses.

If there is more than one factor that could impact future performance, breakdown and quantify the impact of each factor or element.

3. In your response to prior comment #7 you state that you
incurred
an impairment charge related to inventory in the amount of
$996,223
and $1,340,207 in 2003 and 2002 respectively. Please include a discussion in MD&A explaining the factors resulting in the impairment, and the extent to which future impairments may be necessary. One of the objectives of MD&A is to provide readers with an explanation of the prior year`s results as well as the potential variability of earnings and cash flows, so the reader can ascertain the likelihood that past performance is indicative of future performance.

4. Additionally, explain to us where the impairment of inventory is recorded on the face of the financial statements. We note a current impairment recorded related to long lived assets; however, the discussion in MD&A regarding that impairment focuses on mineral properties, plant and equipment. If applicable, please revise the discussion currently included in MD&A.

	Liquidity and Capital Resources

5. We note your response to prior comment #4 and your proposed disclosure included in the amended 2003 Form 10-K regarding your plan to continue operations. In addition to your proposed disclosure, please include a discussion of the specific steps already taken regarding your plans and the time frame you anticipate completing your plans. Also include a discussion of how you will maintain operations prior to receiving the potential funding discussed in the disclosure.

Controls and Procedures

6. You state that you "maintain a system of disclosure controls and procedures that are designed to ensure required disclosure information is accumulated and communicated to management in a timely manner." Please note that this only includes half of the definition of disclosure controls and procedures as defined in Exchange Act Rule
13a-15(e). Revise your disclosure to state, if true, that your disclosure controls and procedures are effective at accomplishing all the items defined as disclosure controls and procedures in Rule 13a-
15(e).

7. We note from your disclosure that "there have been no significant changes in internal controls." Please note that Item 308 (c) of Regulation S-K requires any change in internal control over financial reporting be disclosed that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise your disclosure to state, if true, that there have been no such changes to internal controls over financial reporting.

Exhibit 32 - Officers Certificate Pursuant to Section 302

8. In your revised 302 certification included as exhibits 31.1 and
31.2 in the draft of the amended 2003 Form 10-K, paragraph 4 and 4(b)
refer to internal controls over financial reporting. Please note that you are not required to include such references in the certification until your first annual report required to contain managements internal control report as outlined in Section 404 of the
Sarbanes-Oxley Act. For non-accelerated filers, this will not be until the first fiscal year ending on of after June 15, 2006. Therefore, you may include the reference to internal controls over financial reporting in paragraph 4 and paragraph 4(b), if these statements are true, but these statements are not required in your certifications until the first annul report that includes managements internal control report.

9. Please note that under Exchange Act Rule 12b-15, all amendments to the form and certifications must be updated for the appropriate date of the amendment. As such, please ensure the 2003 amended Form
10-K
and the revised certifications are appropriately dated.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct questions regarding accounting issues and related disclosures to Mark A. Wojciechowski, at (202) 942-1928 or, in his absence, to William Choi, at (202) 551-3716. Direct questions relating to all other disclosure issues to the undersigned at
(202)
942-1870.  Direct all correspondence to the following ZIP code:
20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director
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Mr. W. Pierce Carson
Azco Mining Inc
May 4, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE